FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 10, 2003, Series 2003-W10	333-109164

Name of Person Filing the Document
(If Other than the Registrant)

03040550

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

DEC 11 2003

[TPW: NYLEGAL:195532.1] 19960-00019 12/10/03 02:24pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 10, 2003

ARGENT SECURITIES INC.

By: [signature]

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$234,262,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2003-W10

December 10, 2003

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Deutsche Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED December 10, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W10
$234,262,000 *(Approximate Offered Certificates)*

Subject to Revision

Structure Overview

Class	Approximate Size ($)	Type[1,2]	WAL[3] (yrs)	WAL[4] (yrs)	Principal Payment Window[3]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
A-1[5]	421,988,000	FLT / PT			Not Offered				AAA / Aaa / AAA
A-2	132,762,000	FLT / PT	2.81	3.09	1-96	0	Act/360	Jan 2034	AAA / Aaa / AAA
M-1	45,500,000	FLT / MEZ	5.37	5.96	40-96	0	Act/360	Jan 2034	AA / Aa2 / AA
M-2	38,500,000	FLT / MEZ	5.33	5.86	40-96	0	Act/360	Jan 2034	A / A2 / A
M-3	10,500,000	FLT / MEZ			Not Offered				A- / A3 / A-
M-4	12,250,000	FLT / MEZ			Not Offered				BBB+ / Baa1 / BBB+
M-5	8,750,000	FLT / MEZ	5.30	5.63	37-96	0	Act/360	Jan 2034	BBB / Baa2 / BBB
M-6	8,750,000	FLT / MEZ	5.30	5.51	37-96	0	Act/360	Jan 2034	BBB- / Baa3 / BBB-
Total	**679,000,000**								

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To Maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a financial guaranty insurance policy issued by Financial Security Assurance, Inc. ("FSA").

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Transaction Overview

Offered Certificates:	Approximately $132,762,000 senior floating-rate Class A-2 Certificates and approximately $101,500,000 mezzanine floating-rate Certificates (Class M-1, Class M-2, Class M-5 and Class M-6 Certificates). The Class A-2 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class M-1, Class M-2, Class M-5 and Class M-6 Certificates are supported by all of the Mortgage Loans.
Non-Offered Certificates:	Approximately $421,988,000 senior floating-rate Class A-1 Certificates (together with the Class A-2 Certificates, the "Class A Certificates") and approximately $22,750,000 mezzanine floating-rate Class M-3 and Class M-4 Certificates (collectively with the Class M-1, Class M-2, Class M-5 and Class M-6 Certificates, the "Mezzanine Certificates"). The Class A-1 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans"). The Class M-3 and Class M-4 are supported by all of the Mortgage Loans.
Collateral:	As of the Statistical Calculation Date, the Mortgage Loans consist of 3,995 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTV's at origination not in excess of 95%, and with an aggregate scheduled principal balance as of the Cut-Off Date of approximately $700,000,104. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans consist of 3,392 adjustable-rate and fixed-rate mortgage loans as of the Statistical Calculation Date with a scheduled principal balance as of the Cut-Off Date totaling approximately $532,476,846. The Group II Mortgage Loans consist of 603 adjustable-rate and fixed-rate mortgage loans as of the Statistical Calculation Date with a scheduled principal balance as of the Cut-Off Date totaling approximately $167,523,258.
Depositor:	Argent Securities Inc.
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company.
Class A Certificates:	Class A-1 and Class A-2 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Lead Underwriter:	Deutsche Bank Securities Inc.
Certificate Insurer:	Financial Security Assurance, Inc. ("FSA"). The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Certificate Insurance Policy:	Only the Class A-1 Certificates will have the benefit of a certificate insurance policy issued by the Certificate Insurer which will guarantee timely payment of interest and ultimate payment of principal on the Class A-1 Certificates.
Statistical Calculation Date:	November 21, 2003.
Cut-Off Date:	January 1, 2004.
Expected Pricing:	On or about December 12, 2003.
Expected Closing Date:	On or about January 9, 2004.

Transaction Overview

Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in February 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-Off Date up to and including February 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Certificates will initially settle flat.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.0065% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the aggregate stated principal balance of the Mortgage Loans.
Expense Adjusted Net Mortgage Rate:	The per annum rate equal to the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will NOT be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Transaction Overview

Credit Enhancement:

Excess Interest.

Overcollateralization ("OC").

Subordination.

Certificate Insurance Policy (for the Class A-1 Certificates only).

Initial Overcollateralization Target Percentage: Approximately 3.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Overcollateralization Floor: Approximately $3,500,000. The Overcollateralization Floor is equal to the aggregate principal balance of the Mortgage loans as of the Cut-Off Date multiplied by 0.50%.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateraliztion Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 2x the Class A initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE%	CE% On/After Stepdown Date
A	20.75%	41.50%
M-1	14.25%	28.50%
M-2	8.75%	17.50%
M-3	7.25%	14.50%
M-4	5.50%	11.00%
M-5	4.25%	8.50%
M-6	3.00%	6.00%

Transaction Overview

Net WAC Rate Cap:

Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans minus the rate at which the premium payable to the Certificate Insurer is calculated in the case of the Class A-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates, of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Group II Mortgage Loans, (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate:

The Pass-Through Rate for the Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for any Distribution Date and any class is the lesser of (i) LIBOR as determined for the related accrual period plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Offered Certificates is calculated in the same manner as the related Net WAC Pass-Through Rate, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess of the then applicable maximum rate set forth in the related Cap Contract minus the then applicable strike rate set forth in such Cap Contract.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Net Monthly Excess Cashflow:

For each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Overcollateralization Reduction Amount:

With respect to any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Transaction Overview

Overcollateralized Amount: With respect to any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the Pass-Through Rates on the Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and the Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Some of the Offered and Non-Offered Certificates will benefit from one or more interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Offered Certificates Interest Rate Caps: The following Certificates will have the benefit of an interest rate cap as specified below:

Class	Number of Months	Beginning Distribution Date
A-2	96	March 2004
M	96	March 2004

Proceeds of the Class M Interest Rate Cap will be allocated among the classes of Class M Certificates first, based on the Certificate Principal Balances thereof and second, based on any remaining unpaid Net WAC Carryover Amounts.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Transaction Overview

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated, first, to the Class M-6 Certificates, second, to the Class M-5 Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates and lastly, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A-1 or Class A-2 Certificates or the Class P Certificates. Investors in the Class A-1 and Class A-2 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date, (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (v) in the case of the Class A-1 Certificates only, any amounts paid under the Certificate Insurance Policy.

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the original Class A Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table on page 6.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions from the related loan group on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Transaction Overview

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage and then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table on page 6.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer or the Certificate Insurer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 * Applicable Margin
Class M Certificates	1.5 * Applicable Margin

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's then outstanding Credit Enhancement Percentage as specified in the pooling and servicing agreement.

Cumulative Loss Test:

The aggregate amount of realized losses incurred since the Cut-Off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
February 2007 through January 2008	[3.25]%
February 2008 through January 2009	[5.25]%
February 2009 through January 2010	[6.75]%
February 2010 through January 2011	[7.50]%
February 2011 and thereafter	[7.75]%

Transaction Overview

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate caps (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation - REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Statistical Calculation Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,995		
Aggregate Current Principal Balance:	$700,000,103.86		$59,817.99 - $749,448.93
Average Current Principal Balance:	$175,219.05		
Aggregate Original Principal Balance:	$700,878,117.00		$60,000.00 - $750,000.00
Average Original Principal Balance:	$175,438.83		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.344%		5.200% - 13.650%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	355		176 - 359
Margin (ARM Loans Only):	6.163%		4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.436%		11.200% - 19.650%
Minimum Mortgage Rate (ARM Loans Only):	7.436%		5.200% - 13.650%
Wtd. Avg. Original LTV:	84.31%		15.27% - 95.00%
Wtd. Avg. Borrower FICO:	617		500 – 806
Wholesale Originations	99.14%		
Geographic Distribution (Top 5):	CA	28.95%	
	FL	10.99%	
	NY	9.16%	
	IL	7.63%	
	NJ	3.85%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type			
COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2-yr Fixed/Adjustable Rate	2,776	$489,999,812.74	70.00
Fixed Rate	1,219	210,000,291.12	30.00
Total:	**3,995**	**$700,000,103.86**	**100.00**

Principal Balances at Origination			
RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION
50,000.01 - 100,000.00	980	$78,145,457.00	11.15
100,000.01 - 150,000.00	1,059	132,634,270.00	18.92
150,000.01 - 200,000.00	737	127,441,111.00	18.18
200,000.01 - 250,000.00	463	103,797,932.00	14.81
250,000.01 - 300,000.00	283	77,944,288.00	11.12
300,000.01 - 350,000.00	198	63,829,024.00	9.11
350,000.01 - 400,000.00	109	40,965,009.00	5.84
400,000.01 - 450,000.00	97	41,260,627.00	5.89
450,000.01 - 500,000.00	54	25,883,099.00	3.69
500,000.01 - 550,000.00	6	3,146,300.00	0.45
550,000.01 - 600,000.00	3	1,715,000.00	0.24
600,000.01 - 650,000.00	3	1,870,000.00	0.27
700,000.01 - 750,000.00	3	2,246,000.00	0.32
Total:	**3,995**	**$700,878,117.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
50,000.01 - 100,000.00	981	$78,151,509.88	11.16
100,000.01 - 150,000.00	1,059	132,531,864.27	18.93
150,000.01 - 200,000.00	736	127,137,286.18	18.16
200,000.01 - 250,000.00	466	104,423,921.43	14.92
250,000.01 - 300,000.00	283	77,984,814.36	11.14
300,000.01 - 350,000.00	196	63,197,056.49	9.03
350,000.01 - 400,000.00	109	40,962,773.29	5.85
400,000.01 - 450,000.00	96	40,810,648.87	5.83
450,000.01 - 500,000.00	54	25,836,925.91	3.69
500,000.01 - 550,000.00	6	3,141,018.17	0.45
550,000.01 - 600,000.00	3	1,711,699.70	0.24
600,000.01 - 650,000.00	3	1,867,803.48	0.27
700,000.01 - 750,000.00	3	2,242,781.83	0.32
Total:	**3,995**	**$700,000,103.86**	**100.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
121 - 180	81	$10,831,207.69	1.55
181 - 240	36	4,309,297.92	0.62
301 - 360	3,878	684,859,598.25	97.84
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %			
RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	30	$7,996,308.95	1.14
5.500 - 5.999	202	49,462,649.56	7.07
6.000 - 6.499	431	95,973,741.59	13.71
6.500 - 6.999	681	133,500,431.44	19.07
7.000 - 7.499	614	110,532,185.43	15.79
7.500 - 7.999	744	125,542,691.14	17.93
8.000 - 8.499	552	79,705,181.95	11.39
8.500 - 8.999	406	55,952,015.56	7.99
9.000 - 9.499	176	21,836,484.31	3.12
9.500 - 9.999	91	10,277,839.92	1.47
10.000 - 10.499	29	3,782,317.87	0.54
10.500 - 10.999	19	2,754,036.77	0.39
11.000 - 11.499	4	401,055.13	0.06
11.500 - 11.999	6	1,016,288.40	0.15
12.000 - 12.499	5	840,770.20	0.12
12.500 - 12.999	3	221,077.34	0.03
13.000 - 13.499	1	120,345.01	0.02
13.500 - 13.999	1	84,683.29	0.01
Total:	**3,995**	**$700,000,103.86**	**100.00**

Original Loan-to-Value Ratios			
RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
25.00 or less	4	$389,069.65	0.06
25.01 - 30.00	3	224,750.02	0.03
30.01 - 35.00	4	374,397.00	0.05
35.01 - 40.00	12	1,544,718.55	0.22
40.01 - 45.00	26	3,434,203.84	0.49
45.01 - 50.00	20	2,915,851.83	0.42
50.01 - 55.00	43	6,649,592.22	0.95
55.01 - 60.00	72	13,487,243.12	1.93
60.01 - 65.00	122	21,250,649.65	3.04
65.01 - 70.00	158	28,533,340.62	4.08
70.01 - 75.00	296	51,336,750.04	7.33
75.01 - 80.00	612	109,222,444.47	15.60
80.01 - 85.00	511	85,811,737.91	12.26
85.01 - 90.00	1,144	195,656,559.11	27.95
90.01 - 95.00	968	179,168,795.83	25.60
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination			
RANGE OF FICO SCORES	**NUMBER OF MORTGAGE LOANS**	**PRINCIPAL BALANCE AS OF THE CUT-OFF DATE**	**% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE**
500 - 519	143	$21,070,229.78	3.01
520 - 539	248	37,390,198.37	5.34
540 - 559	389	58,624,724.81	8.37
560 - 579	337	53,934,809.19	7.70
580 - 599	460	77,529,146.62	11.08
600 - 619	683	120,727,477.05	17.25
620 - 639	597	111,362,334.63	15.91
640 - 659	410	76,141,540.61	10.88
660 - 679	281	55,581,816.71	7.94
680 - 699	204	38,142,793.00	5.45
700 - 719	86	17,019,767.16	2.43
720 - 739	71	14,487,783.26	2.07
740 - 759	53	9,312,841.66	1.33
760 - 779	22	6,237,892.67	0.89
780 - 799	10	2,360,815.73	0.34
800 or greater	1	75,932.61	0.01
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
California	848	$202,654,762.17	28.95
Florida	530	76,962,311.25	10.99
New York	232	64,135,891.62	9.16
Illinois	316	53,407,984.67	7.63
New Jersey	124	26,982,027.63	3.85
Arizona	186	24,188,884.94	3.46
Texas	157	18,714,287.97	2.67
Connecticut	94	18,122,042.13	2.59
Maryland	86	17,780,104.38	2.54
Colorado	77	15,290,942.17	2.18
Nevada	85	15,253,057.64	2.18
Michigan	136	14,793,212.63	2.11
Ohio	157	14,737,459.17	2.11
Massachusetts	57	13,318,650.43	1.90
Washington	72	12,428,557.56	1.78
Minnesota	71	12,211,206.34	1.74
Georgia	67	10,753,137.65	1.54
Pennsylvania	69	8,735,697.92	1.25
Utah	59	8,387,827.50	1.20
Missouri	73	7,608,302.15	1.09
Rhode Island	39	6,709,700.17	0.96
Oregon	42	6,433,501.06	0.92
Tennessee	41	4,727,926.77	0.68
Hawaii	17	4,616,019.37	0.66
Indiana	51	4,585,499.47	0.66
North Carolina	33	4,522,171.33	0.65
Wisconsin	34	4,348,357.40	0.62
Alabama	37	3,747,832.06	0.54
Louisiana	29	3,105,636.69	0.44
Oklahoma	19	2,418,878.16	0.35
Kentucky	25	2,387,572.94	0.34
Iowa	24	2,314,933.81	0.33
Kansas	18	2,146,969.00	0.31
Alaska	11	2,073,676.31	0.30
New Mexico	16	1,932,228.70	0.28
Mississippi	20	1,854,478.90	0.26
South Carolina	16	1,540,607.01	0.22
Maine	9	1,326,448.07	0.19
New Hampshire	5	872,032.13	0.12
Delaware	3	746,089.73	0.11
Wyoming	3	423,676.69	0.06
Idaho	3	295,129.76	0.04
Arkansas	2	150,908.74	0.02
Nebraska	1	145,657.51	0.02
Vermont	1	107,824.16	0.02
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status			
OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Owner Occupied	3,532	$639,316,160.63	91.33
Non-Owner Occupied	437	56,286,785.62	8.04
Second Home	26	4,397,157.61	0.63
Total:	**3,995**	**$700,000,103.86**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type			
INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Full Documentation	2,691	$443,686,326.83	63.38
Stated Documentation	1,148	227,787,067.46	32.54
Limited Documentation	156	28,526,709.57	4.08
Total:	**3,995**	**$700,000,103.86**	**100.00**

Loan Purpose			
PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Refinance-Debt Consolidation Cash Out**	2,696	$478,110,133.43	68.30
Purchase	1,084	188,921,406.69	26.99
Refinance-Debt Consolidation No Cash Out*	215	32,968,563.74	4.71
Total:	**3,995**	**$700,000,103.86**	**100.00**

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade			
RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
I	2,685	$474,124,086.20	67.73
II	356	63,157,381.84	9.02
III	333	51,710,175.87	7.39
IV	236	38,935,846.68	5.56
V	113	18,631,474.87	2.66
VI	32	4,988,480.65	0.71
1A	181	36,356,282.43	5.19
A-	16	2,883,116.56	0.41
B	12	2,113,764.63	0.30
C	10	2,472,375.58	0.35
C-	21	4,627,118.55	0.66
Total:	**3,995**	**$700,000,103.86**	**100.00**

Property Type			
PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Single Family Detached	3,100	$533,203,953.24	76.17
Two-to Four-Family	337	70,301,877.63	10.04
PUD Detached	259	51,720,852.81	7.39
Condominium	215	34,713,592.76	4.96
Manufactured Housing	67	6,982,307.38	1.00
PUD Attached	12	2,235,245.08	0.32
Single Family Attached	5	842,274.96	0.12
Total:	**3,995**	**$700,000,103.86**	**100.00**

Prepayment Charge Term			
PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
0	1,058	$189,312,240.14	27.04
12	203	47,208,361.86	6.74
24	1,397	239,274,849.64	34.18
36	1,337	224,204,652.22	32.03
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source			
ORIGINATION SOURNCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Wholesale	3,959	$693,963,424.15	99.14
Correspondent	36	6,036,679.71	0.86
Total:	**3,995**	**$700,000,103.86**	**100.00**

Conforming Balance			
CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Conforming	3,673	$568,442,620.06	81.21
Non-Conforming	322	131,557,483.80	18.79
Total:	**3,995**	**$700,000,103.86**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans			
RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
11.000 - 11.499	24	$5,989,952.26	1.22
11.500 - 11.999	116	27,756,276.68	5.66
12.000 - 12.499	234	52,617,173.08	10.74
12.500 - 12.999	439	88,148,819.54	17.99
13.000 - 13.499	463	85,618,459.29	17.47
13.500 - 13.999	553	95,487,992.12	19.49
14.000 - 14.499	426	62,956,464.73	12.85
14.500 - 14.999	291	41,492,326.58	8.47
15.000 - 15.499	126	16,056,475.00	3.28
15.500 - 15.999	54	6,481,406.82	1.32
16.000 - 16.499	20	2,719,855.34	0.56
16.500 - 16.999	14	2,376,582.67	0.49
17.000 - 17.499	3	329,131.19	0.07
17.500 - 17.999	6	1,016,288.40	0.21
18.000 - 18.499	4	730,828.08	0.15
18.500 - 18.999	2	137,097.67	0.03
19.500 - 19.999	1	84,683.29	0.02
Total:	**2,776**	**$489,999,812.74**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans			
RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	24	$5,989,952.26	1.22
5.500 - 5.999	116	27,756,276.68	5.66
6.000 - 6.499	234	52,617,173.08	10.74
6.500 - 6.999	439	88,148,819.54	17.99
7.000 - 7.499	463	85,618,459.29	17.47
7.500 - 7.999	553	95,487,992.12	19.49
8.000 - 8.499	426	62,956,464.73	12.85
8.500 - 8.999	291	41,492,326.58	8.47
9.000 - 9.499	126	16,056,475.00	3.28
9.500 - 9.999	54	6,481,406.82	1.32
10.000 - 10.499	20	2,719,855.34	0.56
10.500 - 10.999	14	2,376,582.67	0.49
11.000 - 11.499	3	329,131.19	0.07
11.500 - 11.999	6	1,016,288.40	0.21
12.000 - 12.499	4	730,828.08	0.15
12.500 - 12.999	2	137,097.67	0.03
13.500 - 13.999	1	84,683.29	0.02
Total:	**2,776**	**$489,999,812.74**	**100.00**

Gross Margins of the Adjustable-Rate Loans			
RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
4.500 - 4.749	420	67,105,503.96	13.70
4.750 - 4.999	2	234,326.32	0.05
5.500 - 5.749	152	31,415,000.96	6.41
5.750 - 5.999	2	889,221.76	0.18
6.000 - 6.249	8	1,141,743.90	0.23
6.250 - 6.499	19	2,156,634.54	0.44
6.500 - 6.749	2,152	382,475,319.95	78.06
6.750 - 6.999	2	556,568.02	0.11
7.000 - 7.249	19	4,025,493.33	0.82
Total:	**2,776**	**489,999,812.74**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
August 2005	13	$2,523,995.16	0.52
September 2005	32	5,274,317.67	1.08
October 2005	73	12,174,928.27	2.48
November 2005	749	132,669,091.21	27.08
December 2005	1,221	208,633,673.92	42.58
July 2006	1	269,506.56	0.06
September 2006	4	1,135,887.98	0.23
October 2006	17	3,268,935.37	0.67
November 2006	215	39,890,455.72	8.14
December 2006	451	84,159,020.88	17.18
Total:	**2,776**	**$489,999,812.74**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2.000	2,776	$489,999,812.74	100.00
Total:	**2,776**	**$489,999,812.74**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
1.000	2,776	$489,999,812.74	100.00
Total:	**2,776**	**$489,999,812.74**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Statistical Calculation Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,392		
Aggregate Current Principal Balance:	$532,476,845.56		$59,817.99 - $488,401.55
Average Current Principal Balance:	$156,980.20		
Aggregate Original Principal Balance:	$533,127,038.00		$60,000.00 - $488,750.00
Average Original Principal Balance:	$157,171.89		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.384%		5.200% - 13.650%
Wtd. Avg. Original Term (months):	356		180 - 360
Wtd. Avg. Remaining Term (months):	355		176 - 359
Margin (ARM Loans Only):	6.151%		4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.496%		11.200% - 19.650%
Minimum Mortgage Rate (ARM Loans Only):	7.496%		5.200% - 13.650%
Wtd. Avg. Original LTV:	85.06%		15.27% - 95.00%
Wtd. Avg. Borrower FICO:	618		
Wholesale Originations	99.19%		
Geographic Distribution (Top 5):	CA	24.29%	
	FL	11.82%	
	IL	9.14%	
	NY	7.75%	
	AZ	4.01%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type			
COLLATERAL TYPE	**NUMBER OF MORTGAGE LOANS**	**PRINCIPAL BALANCE AS OF THE CUT-OFF DATE**	**% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE**
2-yr Fixed/Adjustable Rate	2,554	$399,379,086.14	75.00
Fixed Rate	838	133,097,759.42	25.00
Total:	**3,392**	**$532,476,845.56**	**100.00**

Principal Balances at Origination			
RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	**NUMBER OF MORTGAGE LOANS**	**PRINCIPAL BALANCE AS OF ORIGINATION**	**% OF PRINCIPAL BALANCE AS OF ORIGINATION**
50,000.01 - 100,000.00	863	$69,077,849.00	12.96
100,000.01 - 150,000.00	969	121,598,530.00	22.81
150,000.01 - 200,000.00	704	121,538,010.00	22.80
200,000.01 - 250,000.00	435	97,579,922.00	18.30
250,000.01 - 300,000.00	277	76,337,338.00	14.32
300,000.01 - 350,000.00	118	37,062,612.00	6.95
350,000.01 - 400,000.00	23	8,626,027.00	1.62
400,000.01 - 450,000.00	2	818,000.00	0.15
450,000.01 - 500,000.00	1	488,750.00	0.09
Total:	**3,392**	**$533,127,038.00**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date			
RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
50,000.01 - 100,000.00	864	$69,094,264.53	12.98
100,000.01 - 150,000.00	969	121,508,797.97	22.82
150,000.01 - 200,000.00	703	121,241,536.57	22.77
200,000.01 - 250,000.00	438	98,214,433.84	18.44
250,000.01 - 300,000.00	277	76,379,346.00	14.34
300,000.01 - 350,000.00	115	36,116,295.76	6.78
350,000.01 - 400,000.00	23	8,616,462.58	1.62
400,000.01 - 450,000.00	2	817,306.76	0.15
450,000.01 - 500,000.00	1	488,401.55	0.09
Total:	**3,392**	**$532,476,845.56**	**100.00**

Remaining Term to Maturity			
RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
121 - 180	65	$8,685,724.01	1.63
181 - 240	29	3,572,320.25	0.67
301 - 360	3,298	520,218,801.30	97.70
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	22	$4,541,801.80	0.85
5.500 - 5.999	160	33,286,839.78	6.25
6.000 - 6.499	344	65,234,089.64	12.25
6.500 - 6.999	589	101,088,917.99	18.98
7.000 - 7.499	545	87,656,629.66	16.46
7.500 - 7.999	649	100,419,187.63	18.86
8.000 - 8.499	487	66,078,769.75	12.41
8.500 - 8.999	339	44,174,334.25	8.30
9.000 - 9.499	137	16,035,394.04	3.01
9.500 - 9.999	65	7,154,981.80	1.34
10.000 - 10.499	24	2,923,855.49	0.55
10.500 - 10.999	16	2,218,776.19	0.42
11.000 - 11.499	3	329,131.19	0.06
11.500 - 11.999	5	616,545.30	0.12
12.000 - 12.499	4	495,810.09	0.09
12.500 - 12.999	2	137,097.67	0.03
13.500 - 13.999	1	84,683.29	0.02
Total:	**3,392**	**$532,476,845.56**	**100.00**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
25.00 or less	4	$389,069.65	0.07
25.01 - 30.00	2	154,821.38	0.03
30.01 - 35.00	3	224,599.39	0.04
35.01 - 40.00	10	1,334,769.53	0.25
40.01 - 45.00	21	2,570,904.82	0.48
45.01 - 50.00	16	2,228,240.83	0.42
50.01 - 55.00	34	4,692,113.95	0.88
55.01 - 60.00	49	7,889,569.95	1.48
60.01 - 65.00	95	14,452,047.98	2.71
65.01 - 70.00	124	19,569,404.88	3.68
70.01 - 75.00	232	34,173,596.85	6.42
75.01 - 80.00	490	77,395,689.54	14.54
80.01 - 85.00	425	65,169,511.63	12.24
85.01 - 90.00	997	150,655,611.52	28.29
90.01 - 95.00	890	151,576,893.66	28.47
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
500 - 519	114	$16,030,051.33	3.01
520 - 539	192	26,826,483.74	5.04
540 - 559	289	42,230,905.66	7.93
560 - 579	246	36,862,869.64	6.92
580 - 599	370	56,276,938.28	10.57
600 - 619	622	96,481,740.74	18.12
620 - 639	540	88,394,941.87	16.60
640 - 659	375	61,474,796.14	11.55
660 - 679	248	41,488,688.90	7.79
680 - 699	186	30,358,285.88	5.70
700 - 719	77	13,361,585.48	2.51
720 - 739	60	10,185,942.51	1.91
740 - 759	49	7,693,999.45	1.44
760 - 779	16	3,560,383.33	0.67
780 - 799	7	1,173,300.00	0.22
800 or greater	1	75,932.61	0.01
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
California	645	$129,319,995.22	24.29
Florida	463	62,920,791.38	11.82
Illinois	294	48,687,997.60	9.14
New York	169	41,264,679.08	7.75
Arizona	174	21,357,915.54	4.01
New Jersey	96	17,738,405.40	3.33
Texas	126	14,138,597.10	2.66
Michigan	127	13,708,963.45	2.57
Connecticut	79	13,583,460.02	2.55
Nevada	75	12,615,114.25	2.37
Colorado	67	12,007,967.96	2.26
Ohio	124	11,995,810.78	2.25
Maryland	65	11,581,813.22	2.18
Minnesota	67	11,272,106.36	2.12
Washington	66	10,859,216.16	2.04
Massachusetts	47	10,125,592.59	1.90
Georgia	63	9,732,119.53	1.83
Utah	57	8,023,114.88	1.51
Pennsylvania	62	7,767,338.69	1.46
Missouri	71	7,437,187.16	1.40
Oregon	41	6,258,609.28	1.18
Rhode Island	35	5,918,365.72	1.11
Indiana	48	4,286,074.29	0.80
North Carolina	32	4,118,590.74	0.77
Tennessee	34	3,861,551.67	0.73
Hawaii	15	3,790,887.86	0.71
Wisconsin	32	3,537,242.36	0.66
Alabama	33	3,477,961.83	0.65
Louisiana	25	2,799,819.40	0.53
Kentucky	24	2,317,806.77	0.44
Iowa	24	2,314,933.81	0.43
Kansas	18	2,146,969.00	0.40
Alaska	10	1,953,331.30	0.37
New Mexico	16	1,932,228.70	0.36
Mississippi	19	1,791,637.29	0.34
Oklahoma	15	1,764,155.54	0.33
South Carolina	13	1,268,049.30	0.24
Maine	8	1,202,982.21	0.23
New Hampshire	3	438,045.36	0.08
Delaware	2	301,545.59	0.06
Idaho	3	295,129.76	0.06
Wyoming	2	266,175.16	0.05
Arkansas	2	150,908.74	0.03
Nebraska	1	145,657.51	0.03
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status			
OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Owner Occupied	2,959	$478,323,251.65	89.83
Non-Owner Occupied	409	50,357,984.37	9.46
Second Home	24	3,795,609.54	0.71
Total:	**3,392**	**$532,476,845.56**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type			
INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Full Documentation	2,281	$344,700,473.65	64.74
Stated Documentation	972	164,480,565.18	30.89
Limited Documentation	139	23,295,806.73	4.37
Total:	**3,392**	**$532,476,845.56**	**100.00**

Loan Purpose			
PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Refinance-Debt Consolidation Cash Out**	2,236	$356,335,213.54	66.92
Purchase	968	149,866,260.99	28.15
Refinance-Debt Consolidation No Cash Out*	188	26,275,371.03	4.93
Total:	**3,392**	**$532,476,845.56**	**100.00**

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000]of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
I	2,302	$360,103,375.93	67.63
II	299	48,277,449.68	9.07
III	278	40,574,424.93	7.62
IV	205	31,453,382.26	5.91
V	81	11,180,438.11	2.10
VI	24	3,113,486.79	0.58
1A	159	29,748,621.23	5.59
A-	11	1,904,611.74	0.36
B	9	1,539,093.38	0.29
C	8	1,877,916.02	0.35
C-	16	2,704,045.49	0.51
Total:	**3,392**	**$532,476,845.56**	**100.00**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Single Family Detached	2,621	$401,361,154.58	75.38
Two-to Four-Family	294	56,859,270.36	10.68
PUD Detached	212	37,128,084.53	6.97
Condominium	195	29,258,291.39	5.49
Manufactured Housing	57	5,795,448.09	1.09
PUD Attached	8	1,232,321.65	0.23
Single Family Attached	5	842,274.96	0.16
Total:	**3,392**	**$532,476,845.56**	**100.00**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
0	889	$146,129,516.04	27.44
12	159	32,756,717.56	6.15
24	1,272	191,377,159.26	35.94
36	1,072	162,213,452.70	30.46
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Origination Source			
ORIGINATION SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Wholesale	3,362	$528,172,999.59	99.19
Correspondent	30	4,303,845.97	0.81
Total:	**3,392**	**$532,476,845.56**	**100.00**

Conforming Balance			
CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Conforming	3,392	$532,476,845.56	100.00
Total:	**3,392**	**$532,476,845.56**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans			
RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
11.000 - 11.499	19	$3,929,169.73	0.98
11.500 - 11.999	99	20,647,755.81	5.17
12.000 - 12.499	197	37,323,142.49	9.35
12.500 - 12.999	392	69,252,286.70	17.34
13.000 - 13.499	422	68,999,073.02	17.28
13.500 - 13.999	515	80,042,648.77	20.04
14.000 - 14.499	409	55,903,472.73	14.00
14.500 - 14.999	280	37,064,027.26	9.28
15.000 - 15.499	122	14,331,870.19	3.59
15.500 - 15.999	53	6,012,880.20	1.51
16.000 - 16.499	19	2,310,215.76	0.58
16.500 - 16.999	13	2,009,218.06	0.50
17.000 - 17.499	3	329,131.19	0.08
17.500 - 17.999	5	616,545.30	0.15
18.000 - 18.499	3	385,867.97	0.10
18.500 - 18.999	2	137,097.67	0.03
19.500 - 19.999	1	84,683.29	0.02
Total:	**2,554**	**$399,379,086.14**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	19	$3,929,169.73	0.98
5.500 - 5.999	99	20,647,755.81	5.17
6.000 - 6.499	197	37,323,142.49	9.35
6.500 - 6.999	392	69,252,286.70	17.34
7.000 - 7.499	422	68,999,073.02	17.28
7.500 - 7.999	515	80,042,648.77	20.04
8.000 - 8.499	409	55,903,472.73	14.00
8.500 - 8.999	280	37,064,027.26	9.28
9.000 - 9.499	122	14,331,870.19	3.59
9.500 - 9.999	53	6,012,880.20	1.51
10.000 - 10.499	19	2,310,215.76	0.58
10.500 - 10.999	13	2,009,218.06	0.50
11.000 - 11.499	3	329,131.19	0.08
11.500 - 11.999	5	616,545.30	0.15
12.000 - 12.499	3	385,867.97	0.10
12.500 - 12.999	2	137,097.67	0.03
13.500 - 13.999	1	84,683.29	0.02
Total:	**2,554**	**$399,379,086.14**	**100.00**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
4.500 - 4.749	395	$57,297,138.56	14.35
4.750 - 4.999	2	234,326.32	0.06
5.500 - 5.749	136	25,420,713.92	6.37
6.000 - 6.249	8	1,141,743.90	0.29
6.250 - 6.499	19	2,156,634.54	0.54
6.500 - 6.749	1,976	309,685,483.67	77.54
6.750 - 6.999	1	163,906.62	0.04
7.000 - 7.249	17	3,279,138.61	0.82
Total:	**2,554**	**$399,379,086.14**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
August 2005	10	$1,415,081.04	0.35
September 2005	29	3,922,059.45	0.98
October 2005	66	9,318,050.60	2.33
November 2005	679	103,666,845.36	25.96
December 2005	1,145	178,223,681.58	44.63
July 2006	1	269,506.56	0.07
September 2006	2	316,627.78	0.08
October 2006	15	2,483,516.15	0.62
November 2006	198	33,004,635.43	8.26
December 2006	409	66,759,082.19	16.72
Total:	**2,554**	**$399,379,086.14**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2.000	2,554	$399,379,086.14	100.00
Total:	**2,554**	**$399,379,086.14**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
1.000	2,554	$399,379,086.14	100.00
Total:	**2,554**	**$399,379,086.14**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Statistical Calculation Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	603		
Aggregate Current Principal Balance:	$167,523,258.30		$59,835.63 - $749,448.93
Average Current Principal Balance:	$277,816.35		
Aggregate Original Principal Balance:	$167,751,079.00		$60,000.00 - $750,000.00
Average Original Principal Balance:	$278,194.16		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.217%		5.250% - 13.030%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	356		177 - 359
Margin (ARM Loans Only):	6.218%		4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.172%		11.250% - 18.200%
Minimum Mortgage Rate (ARM Loans Only):	7.172%		5.250% - 12.200%
Wtd. Avg. Original LTV:	81.91%		28.57% - 95.00%
Wtd. Avg. Borrower FICO:	614		500 - 783
Wholesale Originations	98.97%		
Geographic Distribution (Top 5):	CA	43.78%	
	NY	13.65%	
	FL	8.38%	
	NJ	5.52%	
	MD	3.70%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type			
COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2-yr Fixed/Adjustable Rate	222	$90,620,726.60	54.09
Fixed Rate	381	76,902,531.70	45.91
Total:	**603**	**$167,523,258.30**	**100.00**

Principal Balances at Origination			
RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION
50,000.01 - 100,000.00	117	$9,067,608.00	5.41
100,000.01 - 150,000.00	90	11,035,740.00	6.58
150,000.01 - 200,000.00	33	5,903,101.00	3.52
200,000.01 - 250,000.00	28	6,218,010.00	3.71
250,000.01 - 300,000.00	6	1,606,950.00	0.96
300,000.01 - 350,000.00	80	26,766,412.00	15.96
350,000.01 - 400,000.00	86	32,338,982.00	19.28
400,000.01 - 450,000.00	95	40,442,627.00	24.11
450,000.01 - 500,000.00	53	25,394,349.00	15.14
500,000.01 - 550,000.00	6	3,146,300.00	1.88
550,000.01 - 600,000.00	3	1,715,000.00	1.02
600,000.01 - 650,000.00	3	1,870,000.00	1.11
700,000.01 - 750,000.00	3	2,246,000.00	1.34
Total:	**603**	**$167,751,079.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
50,000.01 - 100,000.00	117	$9,057,245.35	5.41
100,000.01 - 150,000.00	90	11,023,066.30	6.58
150,000.01 - 200,000.00	33	5,895,749.61	3.52
200,000.01 - 250,000.00	28	6,209,487.59	3.71
250,000.01 - 300,000.00	6	1,605,468.36	0.96
300,000.01 - 350,000.00	81	27,080,760.73	16.17
350,000.01 - 400,000.00	86	32,346,310.71	19.31
400,000.01 - 450,000.00	94	39,993,342.11	23.87
450,000.01 - 500,000.00	53	25,348,524.36	15.13
500,000.01 - 550,000.00	6	3,141,018.17	1.87
550,000.01 - 600,000.00	3	1,711,699.70	1.02
600,000.01 - 650,000.00	3	1,867,803.48	1.11
700,000.01 - 750,000.00	3	2,242,781.83	1.34
Total:	**603**	**$167,523,258.30**	**100.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
121 - 180	16	$2,145,483.68	1.28
181 - 240	7	736,977.67	0.44
301 - 360	580	164,640,796.95	98.28
Total:	**603**	**$167,523,258.30**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %			
RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	8	$3,454,507.15	2.06
5.500 - 5.999	42	16,175,809.78	9.66
6.000 - 6.499	87	30,739,651.95	18.35
6.500 - 6.999	92	32,411,513.45	19.35
7.000 - 7.499	69	22,875,555.77	13.66
7.500 - 7.999	95	25,123,503.51	15.00
8.000 - 8.499	65	13,626,412.20	8.13
8.500 - 8.999	67	11,777,681.31	7.03
9.000 - 9.499	39	5,801,090.27	3.46
9.500 - 9.999	26	3,122,858.12	1.86
10.000 - 10.499	5	858,462.38	0.51
10.500 - 10.999	3	535,260.58	0.32
11.000 - 11.499	1	71,923.94	0.04
11.500 - 11.999	1	399,743.10	0.24
12.000 - 12.499	1	344,960.11	0.21
12.500 - 12.999	1	83,979.67	0.05
13.000 - 13.499	1	120,345.01	0.07
Total:	**603**	**$167,523,258.30**	**100.00**

Original Loan-to-Value Ratios			
RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
25.01 - 30.00	1	$69,928.64	0.04
30.01 - 35.00	1	149,797.61	0.09
35.01 - 40.00	2	209,949.02	0.13
40.01 - 45.00	5	863,299.02	0.52
45.01 - 50.00	4	687,611.00	0.41
50.01 - 55.00	9	1,957,478.27	1.17
55.01 - 60.00	23	5,597,673.17	3.34
60.01 - 65.00	27	6,798,601.67	4.06
65.01 - 70.00	34	8,963,935.74	5.35
70.01 - 75.00	64	17,163,153.19	10.25
75.01 - 80.00	122	31,826,754.93	19.00
80.01 - 85.00	86	20,642,226.28	12.32
85.01 - 90.00	147	45,000,947.59	26.86
90.01 - 95.00	78	27,591,902.17	16.47
Total:	**603**	**$167,523,258.30**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
500 - 519	29	$5,040,178.45	3.01
520 - 539	56	10,563,714.63	6.31
540 - 559	100	16,393,819.15	9.79
560 - 579	91	17,071,939.55	10.19
580 - 599	90	21,252,208.34	12.69
600 - 619	61	24,245,736.31	14.47
620 - 639	57	22,967,392.76	13.71
640 - 659	35	14,666,744.47	8.76
660 - 679	33	14,093,127.81	8.41
680 - 699	18	7,784,507.12	4.65
700 - 719	9	3,658,181.68	2.18
720 - 739	11	4,301,840.75	2.57
740 - 759	4	1,618,842.21	0.97
760 - 779	6	2,677,509.34	1.60
780 - 799	3	1,187,515.73	0.71
Total:	**603**	**$167,523,258.30**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
California	203	$73,334,766.95	43.78
New York	63	22,871,212.54	13.65
Florida	67	14,041,519.87	8.38
New Jersey	28	9,243,622.23	5.52
Maryland	21	6,198,291.16	3.70
Illinois	22	4,719,987.07	2.82
Texas	31	4,575,690.87	2.73
Connecticut	15	4,538,582.11	2.71
Colorado	10	3,282,974.21	1.96
Massachusetts	10	3,193,057.84	1.91
Arizona	12	2,830,969.40	1.69
Ohio	33	2,741,648.39	1.64
Nevada	10	2,637,943.39	1.57
Washington	6	1,569,341.40	0.94
Michigan	9	1,084,249.18	0.65
Georgia	4	1,021,018.12	0.61
Pennsylvania	7	968,359.23	0.58
Minnesota	4	939,099.98	0.56
Tennessee	7	866,375.10	0.52
Hawaii	2	825,131.51	0.49
Wisconsin	2	811,115.04	0.48
Rhode Island	4	791,334.45	0.47
Oklahoma	4	654,722.62	0.39
Delaware	1	444,544.14	0.27
New Hampshire	2	433,986.77	0.26
North Carolina	1	403,580.59	0.24
Utah	2	364,712.62	0.22
Louisiana	4	305,817.29	0.18
Indiana	3	299,425.18	0.18
South Carolina	3	272,557.71	0.16
Alabama	4	269,870.23	0.16
Oregon	1	174,891.78	0.10
Missouri	2	171,114.99	0.10
Wyoming	1	157,501.53	0.09
Maine	1	123,465.86	0.07
Alaska	1	120,345.01	0.07
Vermont	1	107,824.16	0.06
Kentucky	1	69,766.17	0.04
Mississippi	1	62,841.61	0.04
Total:	**603**	**$167,523,258.30**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status			
OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Owner Occupied	573	$160,992,908.98	96.10
Non-Owner Occupied	28	5,928,801.25	3.54
Second Home	2	601,548.07	0.36
Total:	**603**	**$167,523,258.30**	**100.00**

*Based on mortgagor representation at origination.

Documentation Type			
INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Full Documentation	410	$98,985,853.18	59.09
Stated Documentation	176	63,306,502.28	37.79
Limited Documentation	17	5,230,902.84	3.12
Total:	**603**	**$167,523,258.30**	**100.00**

Loan Purpose			
PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Refinance-Debt Consolidation Cash Out**	460	$121,774,919.89	72.69
Purchase	116	39,055,145.70	23.31
Refinance-Debt Consolidation No Cash Out*	27	6,693,192.71	4.00
Total:	**603**	**$167,523,258.30**	**100.00**

* Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
I	383	$114,020,710.27	68.06
II	57	14,879,932.16	8.88
III	55	11,135,750.94	6.65
IV	31	7,482,464.42	4.47
V	32	7,451,036.76	4.45
VI	8	1,874,993.86	1.12
1A	22	6,607,661.20	3.94
A-	5	978,504.82	0.58
B	3	574,671.25	0.34
C	2	594,459.56	0.35
C-	5	1,923,073.06	1.15
Total:	**603**	**$167,523,258.30**	**100.00**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Single Family Detached	479	$131,842,798.66	78.70
PUD Detached	47	14,592,768.28	8.71
Two-to Four-Family	43	13,442,607.27	8.02
Condominium	20	5,455,301.37	3.26
Manufactured Housing	10	1,186,859.29	0.71
PUD Attached	4	1,002,923.43	0.60
Total:	**603**	**$167,523,258.30**	**100.00**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
0	169	$43,182,724.10	25.78
12	44	14,451,644.30	8.63
24	125	47,897,690.38	28.59
36	265	61,991,199.52	37.00
Total:	**603**	**$167,523,258.30**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Origination Source

ORIGINATION SOURCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Wholesale	597	$165,790,424.56	98.97
Correspondent	6	1,732,833.74	1.03
Total:	**603**	**$167,523,258.30**	**100.00**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
Non-Conforming	322	$131,557,483.80	78.53
Conforming	281	35,965,774.50	21.47
Total:	**603**	**$167,523,258.30**	**100.00**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
11.000 - 11.499	5	$2,060,782.53	2.27
11.500 - 11.999	17	7,108,520.87	7.84
12.000 - 12.499	37	15,294,030.59	16.88
12.500 - 12.999	47	18,896,532.84	20.85
13.000 - 13.499	41	16,619,386.27	18.34
13.500 - 13.999	38	15,445,343.35	17.04
14.000 - 14.499	17	7,052,992.00	7.78
14.500 - 14.999	11	4,428,299.32	4.89
15.000 - 15.499	4	1,724,604.81	1.90
15.500 - 15.999	1	468,526.62	0.52
16.000 - 16.499	1	409,639.58	0.45
16.500 - 16.999	1	367,364.61	0.41
17.500 - 17.999	1	399,743.10	0.44
18.000 - 18.499	1	344,960.11	0.38
Total:	**222**	**$90,620,726.60**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans			
RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
5.000 - 5.499	5	$2,060,782.53	2.27
5.500 - 5.999	17	7,108,520.87	7.84
6.000 - 6.499	37	15,294,030.59	16.88
6.500 - 6.999	47	18,896,532.84	20.85
7.000 - 7.499	41	16,619,386.27	18.34
7.500 - 7.999	38	15,445,343.35	17.04
8.000 - 8.499	17	7,052,992.00	7.78
8.500 - 8.999	11	4,428,299.32	4.89
9.000 - 9.499	4	1,724,604.81	1.90
9.500 - 9.999	1	468,526.62	0.52
10.000 - 10.499	1	409,639.58	0.45
10.500 - 10.999	1	367,364.61	0.41
11.500 - 11.999	1	399,743.10	0.44
12.000 - 12.499	1	344,960.11	0.38
Total:	**222**	**$90,620,726.60**	**100.00**

Gross Margins of the Adjustable-Rate Loans			
RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
4.500 - 4.749	25	$9,808,365.40	10.82
5.500 - 5.749	16	5,994,287.04	6.61
5.750 - 5.999	2	889,221.76	0.98
6.500 - 6.749	176	72,789,836.28	80.32
6.750 - 6.999	1	392,661.40	0.43
7.000 - 7.249	2	746,354.72	0.82
Total:	**222**	**$90,620,726.60**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
August 2005	3	$1,108,914.12	1.22
September 2005	3	1,352,258.22	1.49
October 2005	7	2,856,877.67	3.15
November 2005	70	29,002,245.85	32.00
December 2005	76	30,409,992.34	33.56
September 2006	2	819,260.20	0.90
October 2006	2	785,419.22	0.87
November 2006	17	6,885,820.29	7.60
December 2006	42	17,399,938.69	19.20
Total:	**222**	**$90,620,726.60**	**100.00**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2.000	222	$90,620,726.60	100.00
Total:	**222**	**$90,620,726.60**	**100.00**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
1.000	222	$90,620,726.60	100.00
Total:	**222**	**$90,620,726.60**	**100.00**

Sensitivity Analysis - To Optional Termination Date

		FIXED ARM	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
A-2	Average Life (yrs)		18.20	5.31	2.81	1.67	1.09
	First Principal		Feb-04	Feb-04	Feb-04	Feb-04	Feb-04
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Jun-06
M-1	Average Life (yrs)		26.17	9.99	5.37	4.79	3.54
	First Principal		Oct-25	Oct-08	May-07	Feb-08	Jun-06
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07
M-2	Average Life (yrs)		26.17	9.99	5.33	4.19	3.44
	First Principal		Oct-25	Oct-08	Mar-07	Jul-07	Jan-07
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07
M-3	Average Life (yrs)		26.17	9.99	5.31	4.00	3.15
	First Principal		Oct-25	Oct-08	Mar-07	Jun-07	Dec-06
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07
M-4	Average Life (yrs)		26.17	9.99	5.31	3.94	3.06
	First Principal		Oct-25	Oct-08	Feb-07	May-07	Oct-06
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07
M-5	Average Life (yrs)		26.17	9.99	5.30	3.89	2.99
	First Principal		Oct-25	Oct-08	Feb-07	Apr-07	Sep-06
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07
M-6	Average Life (yrs)		26.17	9.99	5.30	3.85	2.94
	First Principal		Oct-25	Oct-08	Feb-07	Mar-07	Aug-06
	Last Principal		Sep-32	Jan-19	Jan-12	Feb-09	Aug-07

Sensitivity Analysis - To Maturity

		FIXED ARM	0% PPC 0% CPR	50% PPC 14% CPR	100% PPC 27% CPR	150% PPC 40% CPR	200% PPC 54% CPR
A-2	Average Life (yrs)		18.25	5.72	3.09	1.87	1.09
	First Principal		Feb-04	Feb-04	Feb-04	Feb-04	Feb-04
	Last Principal		Nov-33	Dec-31	Feb-23	Oct-16	Jun-06
M-1	Average Life (yrs)		26.29	10.89	5.95	5.25	5.09
	First Principal		Oct-25	Oct-08	May-07	Feb-08	Jun-06
	Last Principal		Nov-33	Nov-29	Jan-20	Aug-14	Jul-12
M-2	Average Life (yrs)		26.29	10.83	5.85	4.55	3.70
	First Principal		Oct-25	Oct-08	Mar-07	Jul-07	Jan-07
	Last Principal		Oct-33	Oct-27	Dec-17	Feb-13	May-10
M-3	Average Life (yrs)		26.28	10.75	5.78	4.32	3.36
	First Principal		Oct-25	Oct-08	Mar-07	Jun-07	Dec-06
	Last Principal		Aug-33	Sep-25	Apr-16	Dec-11	Jul-09
M-4	Average Life (yrs)		26.28	10.67	5.72	4.22	3.24
	First Principal		Oct-25	Oct-08	Feb-07	May-07	Oct-06
	Last Principal		Jul-33	Nov-24	Aug-15	Jul-11	Apr-09
M-5	Average Life (yrs)		26.26	10.54	5.62	4.11	3.13
	First Principal		Oct-25	Oct-08	Feb-07	Apr-07	Sep-06
	Last Principal		May-33	Jun-23	Sep-14	Dec-10	Oct-08
M-6	Average Life (yrs)		26.23	10.34	5.50	4.00	3.03
	First Principal		Oct-25	Oct-08	Feb-07	Mar-07	Aug-06
	Last Principal		Mar-33	Jan-22	Oct-13	May-10	Jun-08

Interest Rate Cap Schedule For Class A-2 Certificates

Period	Class A-2 Notional Schedule ($)	Cap Strike%	Cap Ceiling%	Period	Class A-2 Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	132,762,000	N/A	N/A	49	49,209,566	6.66	9.00
2	131,718,309	6.95	9.00	50	47,571,372	7.12	9.00
3	130,545,024	6.50	9.00	51	45,972,660	6.66	9.00
4	129,242,161	6.72	9.00	52	44,412,412	6.88	9.00
5	127,810,408	6.50	9.00	53	42,889,635	6.66	9.00
6	126,251,140	6.72	9.00	54	41,403,368	6.88	9.00
7	124,566,432	6.50	9.00	55	39,952,674	6.66	9.00
8	122,759,067	6.50	9.00	56	38,536,643	6.66	9.00
9	120,832,535	6.72	9.00	57	37,154,389	6.88	9.00
10	118,897,958	6.50	9.00	58	35,935,118	6.66	9.00
11	116,992,695	6.72	9.00	59	35,115,336	6.88	9.00
12	115,116,240	6.50	9.00	60	34,315,011	6.66	9.00
13	113,268,095	6.50	9.00	61	33,533,652	6.66	9.00
14	111,447,773	7.20	9.00	62	32,770,779	7.37	9.00
15	109,654,792	6.50	9.00	63	32,025,926	6.66	9.00
16	107,888,682	6.72	9.00	64	31,298,640	6.88	9.00
17	106,148,981	6.50	9.00	65	30,588,479	6.66	9.00
18	104,435,233	6.72	9.00	66	29,895,015	6.88	9.00
19	102,746,995	6.50	9.00	67	29,217,829	6.66	9.00
20	101,083,826	6.50	9.00	68	28,556,517	6.65	9.00
21	99,445,298	6.72	9.00	69	27,910,682	6.88	9.00
22	97,830,988	6.50	9.00	70	27,279,940	6.65	9.00
23	96,240,481	6.81	9.00	71	26,663,917	6.88	9.00
24	93,899,190	6.62	9.00	72	26,062,248	6.65	9.00
25	91,501,257	6.62	9.00	73	25,474,579	6.65	9.00
26	89,149,540	7.33	9.00	74	24,900,565	7.37	9.00
27	86,843,132	6.62	9.00	75	24,339,869	6.65	9.00
28	84,581,142	6.84	9.00	76	23,792,165	6.87	9.00
29	82,362,697	6.62	9.00	77	23,257,135	6.65	9.00
30	80,186,941	6.84	9.00	78	22,734,468	6.87	9.00
31	78,053,035	6.62	9.00	79	22,223,862	6.65	9.00
32	75,960,159	6.62	9.00	80	21,725,024	6.65	9.00
33	73,907,506	6.84	9.00	81	21,237,668	6.87	9.00
34	71,894,285	6.62	9.00	82	20,761,515	6.65	9.00
35	69,919,724	6.84	9.00	83	20,296,293	6.87	9.00
36	67,959,215	6.67	9.00	84	19,841,738	6.65	9.00
37	65,556,123	6.67	9.00	85	19,397,593	6.65	9.00
38	65,556,123	7.38	9.00	86	18,963,607	7.36	9.00
39	65,556,123	6.67	9.00	87	18,539,536	6.65	9.00
40	65,556,123	6.89	9.00	88	18,125,141	6.87	9.00
41	63,868,904	6.67	9.00	89	17,720,192	6.65	9.00
42	61,874,439	6.89	9.00	90	17,324,461	6.87	9.00
43	59,928,748	6.67	9.00	91	16,937,729	6.65	9.00
44	58,030,548	6.67	9.00	92	16,559,782	6.64	9.00
45	56,178,595	6.89	9.00	93	16,190,410	6.87	9.00
46	54,371,679	6.66	9.00	94	15,829,410	6.64	9.00
47	52,608,625	6.89	9.00	95	15,476,584	6.86	9.00
48	50,888,291	6.66	9.00	96	15,131,737	6.64	9.00

Interest Rate Cap Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%	Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	124,250,000	N/A	N/A	49	78,071,834	6.69	9.00
2	124,250,000	7.08	9.00	50	76,192,298	7.15	9.00
3	124,250,000	6.62	9.00	51	74,358,341	6.68	9.00
4	124,250,000	6.84	9.00	52	72,568,848	6.91	9.00
5	124,250,000	6.62	9.00	53	70,822,728	6.68	9.00
6	124,250,000	6.84	9.00	54	69,118,917	6.90	9.00
7	124,250,000	6.62	9.00	55	67,456,379	6.68	9.00
8	124,250,000	6.62	9.00	56	65,834,103	6.68	9.00
9	124,250,000	6.84	9.00	57	64,251,104	6.90	9.00
10	124,250,000	6.61	9.00	58	62,706,418	6.68	9.00
11	124,250,000	6.83	9.00	59	61,199,110	6.90	9.00
12	124,250,000	6.61	9.00	60	59,728,264	6.68	9.00
13	124,250,000	6.61	9.00	61	58,292,988	6.68	9.00
14	124,250,000	7.32	9.00	62	56,892,413	7.39	9.00
15	124,250,000	6.61	9.00	63	55,525,691	6.68	9.00
16	124,250,000	6.83	9.00	64	54,191,994	6.90	9.00
17	124,250,000	6.61	9.00	65	52,890,515	6.67	9.00
18	124,250,000	6.83	9.00	66	51,620,468	6.90	9.00
19	124,250,000	6.61	9.00	67	50,381,085	6.67	9.00
20	124,250,000	6.61	9.00	68	49,171,617	6.67	9.00
21	124,250,000	6.83	9.00	69	47,991,335	6.89	9.00
22	124,250,000	6.61	9.00	70	46,839,527	6.67	9.00
23	124,250,000	6.87	9.00	71	45,715,498	6.89	9.00
24	124,250,000	6.67	9.00	72	44,618,572	6.67	9.00
25	124,250,000	6.67	9.00	73	43,548,087	6.67	9.00
26	124,250,000	7.39	9.00	74	42,503,400	7.38	9.00
27	124,250,000	6.67	9.00	75	41,483,882	6.67	9.00
28	124,250,000	6.89	9.00	76	40,488,920	6.89	9.00
29	124,250,000	6.67	9.00	77	39,517,916	6.66	9.00
30	124,250,000	6.89	9.00	78	38,570,288	6.89	9.00
31	124,250,000	6.67	9.00	79	37,645,467	6.66	9.00
32	124,250,000	6.67	9.00	80	36,742,898	6.66	9.00
33	124,250,000	6.89	9.00	81	35,862,041	6.88	9.00
34	124,250,000	6.67	9.00	82	35,002,366	6.66	9.00
35	124,250,000	6.89	9.00	83	34,163,361	6.88	9.00
36	124,250,000	6.70	9.00	84	33,344,523	6.66	9.00
37	124,250,000	6.70	9.00	85	32,545,361	6.66	9.00
38	120,880,700	7.41	9.00	86	31,765,399	7.37	9.00
39	114,357,935	6.69	9.00	87	31,004,171	6.66	9.00
40	107,993,845	6.92	9.00	88	30,261,222	6.88	9.00
41	101,784,525	6.69	9.00	89	29,536,108	6.66	9.00
42	96,619,481	6.91	9.00	90	28,828,398	6.88	9.00
43	91,594,466	6.69	9.00	91	28,137,669	6.65	9.00
44	88,194,385	6.69	9.00	92	27,463,511	6.65	9.00
45	86,069,156	6.91	9.00	93	26,805,521	6.87	9.00
46	83,995,538	6.69	9.00	94	26,163,308	6.65	9.00
47	81,972,264	6.91	9.00	95	25,536,490	6.87	9.00
48	79,998,098	6.69	9.00	96	24,924,695	6.65	9.00

Net WAC Cap for Class A-2 Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-	33	6.84	9.88	65	6.66	11.24
2	6.95	9.00	34	6.62	9.85	66	6.88	11.31
3	6.50	9.00	35	6.84	10.18	67	6.66	11.23
4	6.72	9.00	36	6.67	10.37	68	6.65	11.23
5	6.50	9.00	37	6.67	10.36	69	6.88	11.28
6	6.72	9.00	38	7.38	10.51	70	6.65	11.21
7	6.50	9.00	39	6.67	10.35	71	6.88	11.26
8	6.50	9.00	40	6.89	10.39	72	6.65	11.19
9	6.72	9.00	41	6.67	10.62	73	6.65	11.18
10	6.50	9.00	42	6.89	10.83	74	7.37	11.40
11	6.72	9.00	43	6.67	10.76	75	6.65	11.16
12	6.50	9.00	44	6.67	10.76	76	6.87	11.23
13	6.50	9.00	45	6.89	10.81	77	6.65	11.14
14	7.20	9.00	46	6.66	10.75	78	6.87	11.21
15	6.50	9.00	47	6.89	11.08	79	6.65	11.13
16	6.72	9.00	48	6.66	11.16	80	6.65	11.12
17	6.50	9.00	49	6.66	11.15	81	6.87	11.18
18	6.72	9.00	50	7.12	11.29	82	6.65	11.10
19	6.50	9.00	51	6.66	11.14	83	6.87	11.16
20	6.50	9.00	52	6.88	11.20	84	6.65	11.08
21	6.72	9.00	53	6.66	11.13	85	6.65	11.07
22	6.50	9.00	54	6.88	11.31	86	7.36	11.29
23	6.81	9.53	55	6.66	11.22	87	6.65	11.05
24	6.62	9.55	56	6.66	11.21	88	6.87	11.12
25	6.62	9.55	57	6.88	11.28	89	6.65	11.04
26	7.33	9.61	58	6.66	11.19	90	6.87	11.10
27	6.62	9.55	59	6.88	11.27	91	6.65	11.02
28	6.84	9.56	60	6.66	11.29	92	6.64	11.02
29	6.62	9.83	61	6.66	11.28	93	6.87	11.07
30	6.84	9.89	62	7.37	11.52	94	6.64	11.00
31	6.62	9.86	63	6.66	11.26	95	6.86	11.06
32	6.62	9.86	64	6.88	11.33	96	6.64	10.99

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.17% and 1.27% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class M Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-	33	6.89	10.35	65	6.67	12.28
2	7.08	9.00	34	6.67	10.30	66	6.90	12.37
3	6.62	9.00	35	6.89	10.47	67	6.67	12.25
4	6.84	9.00	36	6.70	11.03	68	6.67	12.24
5	6.62	9.00	37	6.70	11.03	69	6.89	12.35
6	6.84	9.00	38	7.41	11.24	70	6.67	12.22
7	6.62	9.00	39	6.69	11.02	71	6.89	12.33
8	6.62	9.00	40	6.92	11.08	72	6.67	12.20
9	6.84	9.00	41	6.69	11.13	73	6.67	12.19
10	6.61	9.00	42	6.91	11.69	74	7.38	12.54
11	6.83	9.00	43	6.69	11.58	75	6.67	12.17
12	6.61	9.00	44	6.69	11.57	76	6.89	12.27
13	6.61	9.00	45	6.91	11.65	77	6.66	12.16
14	7.32	9.00	46	6.69	11.55	78	6.89	12.25
15	6.61	9.00	47	6.91	11.76	79	6.66	12.14
16	6.83	9.00	48	6.69	12.13	80	6.66	12.13
17	6.61	9.00	49	6.69	12.12	81	6.88	12.23
18	6.83	9.00	50	7.15	12.33	82	6.66	12.10
19	6.61	9.00	51	6.68	12.11	83	6.88	12.20
20	6.61	9.00	52	6.91	12.20	84	6.66	12.08
21	6.83	9.00	53	6.68	12.09	85	6.66	12.07
22	6.61	9.00	54	6.90	12.34	86	7.37	12.41
23	6.87	9.21	55	6.68	12.22	87	6.66	12.05
24	6.67	9.87	56	6.68	12.21	88	6.88	12.15
25	6.67	9.87	57	6.90	12.31	89	6.66	12.03
26	7.39	9.95	58	6.68	12.19	90	6.88	12.13
27	6.67	9.86	59	6.90	12.30	91	6.65	12.02
28	6.89	9.89	60	6.68	12.32	92	6.65	12.01
29	6.67	9.97	61	6.68	12.31	93	6.87	12.11
30	6.89	10.36	62	7.39	12.67	94	6.65	11.99
31	6.67	10.31	63	6.68	12.29	95	6.87	12.08
32	6.67	10.30	64	6.90	12.39	96	6.65	11.97

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.17% and 1.27% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement included.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
ABS Banking	
Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893
Ron Portnoy	212-250-0993
ABS Collateral	
Steve Lumer	212-250-0115
Chris Sudol	212-250-0507

Rating Agency Contacts	
Standard & Poor's	
Chris Deasy	212-438-2405
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Quincy Tang	212-908-0693

Rabo Bank

		Prepay %	M3 WAL	CDR	Cum Loss
40 % Loss Severity	**Fwd**	**75**	15.21	11.25	14.36
	Libor	**100**	12.11	12.00	12.41
		135	9.22	13.25	10.72
65 % Loss Severity	**Fwd**	**75**	17.52	6.50	15.46
	Libor	**100**	13.81	7.00	13.09
		135	10.25	7.75	11.04
40 % Loss Severity	**Fwd**	**75**	18.34	5.25	8.00
	Libor	**100**	13.83	6.5	7.57
	+ 400 bps	**135**	10.17	8.75	7.56
	after mth 12				
65 % Loss Severity	**Fwd**	**75**	19.52	3.00	8.01
	Libor	**100**	15.69	4.00	8.04
	+ 400 bps	**135**	10.75	5.00	7.44
	after mth 12				

M4			M5		
WAL	CDR	Cum Loss	WAL	CDR	Cum Loss
15.48	9.50	12.73	16.99	8.00	11.72
12.44	10.00	10.78	13.84	8.50	9.69
9.43	10.75	9.01	10.34	9.00	7.74
18.09	5.75	14.00	20.36	5.25	12.98
14.07	6.00	11.48	15.25	5.25	10.22
10.11	6.25	9.12	11.41	5.50	8.12
18.61	4.00	6.35	20.38	3.25	5.29
14.26	5.00	6.03	15.90	4.00	4.95
10.27	6.50	5.81	11.28	5.00	4.58
20.46	2.75	6.7881	21.85	2	5.53
15.26	3.00	6.1784	17.39	2.5	5.21
11.11	4.00	6.05	11.79	3	4.62

Argent Series 2003-W10

Breakeven Runs

Assumptions:
1) Pricing Speed Fixed - 15% CPR
Arm - 20% CPR/Year 1; 35% CPR/Year 2; 70% CPR/Year 3; 40% CPR/Year 4+
2) Triggers = Functioning Based on Cumulative Losses
3) Lag = 12 mos
4) Run to Maturity
5) CDR Vector: 0 for 6 mo.; 0 ramping over 40 mo. ? cdr

100 % Severity

Rating	Bond	LIBOR	CDR	Loss %	Price	DM
Baa2	**M5**	**Static**	4.80%	6.29%	100.00%	403.4
Baa2	**M5**	**Fwd**	1.90%	2.73%	100.00%	330.8
Baa2	**M5**	**Fwd+200**	1.80%	2.59%	100.00%	294.1

COLLATERAL ADDENDUM

$234,262,000 ***(Approximate Offered Certificates)***

Asset-Backed Pass-Through Certificates
Series 2003-W10

December 10, 2003

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Deutsche Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type			
COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2-yr Fixed/Adjustable Rate	2,088	$361,276,006.23	51.61
3-yr Fixed/Adjustable Rate	688	128,723,806.51	18.39
Fixed Rate	1,219	210,000,291.12	30.00
Total:	**3,995**	**$700,000,103.86**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type			
COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2-yr Fixed/Adjustable Rate	1,929	$296,545,718.03	55.69
3-yr Fixed/Adjustable Rate	625	102,833,368.11	19.31
Fixed Rate	838	133,097,759.42	25.00
Total:	**3,392**	**$532,476,845.56**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type			
COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE
2-yr Fixed/Adjustable Rate	159	$64,730,288.20	38.64
3-yr Fixed/Adjustable Rate	63	25,890,438.40	15.45
Fixed Rate	381	76,902,531.70	45.91
Total:	**603**	**$167,523,258.30**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
ABS Banking	
Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893
Ron Portnoy	212-250-0993
ABS Collateral	
Steve Lumer	212-250-0115
Chris Sudol	212-250-0507

Rating Agency Contacts	
Standard & Poor's	
Chris Deasy	212-438-2405
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Quincy Tang	212-908-0693

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 65**	**M2**	**Fwd + 200**	6.50%	20.04%
Cpr - 15	**Loss sev - 65**	**M2**	**Fwd + 200**	7.00%	19.19%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 60**	**M2**	**Fwd + 200**	7.00%	19.50%
Cpr - 15	**Loss sev - 60**	**M2**	**Fwd + 200**	7.50%	18.63%

Argent Series 2003-W10

Breakeven Runs

Assumptions:
1) Pricing Speed Fixed - 15% CPR
Arm - 20% CPR/Year 1; 35% CPR/Year 2; 70% CPR/Year 3; 40% CPR/Year 4+
2) Triggers = Functioning Based on Cumulative Losses
3) Lag = 12 mos
4) Run to Maturity
5) CDR Vector: 0 for 6 mo.; 0 ramping over 40 mo. ? cdr

100 % Severity

Rating	Bond	LIBOR	CDR	Loss %	Price	DM
Baa2	M5	Static	4.80%	6.29%	100.00%	403.4
Baa2	M5	Fwd	1.90%	2.73%	100.00%	330.8
Baa2	M5	Fwd+200	1.80%	2.59%	100.00%	294.1

Please calculate the CDR and CNL that the bond can sustain until it starts to lose principal, and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly originated loans, and use ACA's prepayment speed vectors seasoning adjusted for FRM and ARM loans (prepayment vectors apply to voluntary prepayments only – defaults are in addition to the prepayment curves).

I will also need the average spread net of all fees and IO, the collateral duration, and a zip code breakdown (please highlight northern and southern CA zip codes).

Interest Rate Stresses		Severity	WAL	CDR	Cum Net Loss	Collateral Duration	Discount Margin	Assumed Price
Forward Libor		40%	9.58	8.75%	7.80%		335.00	100
Forward + 200		40%	10.12	6.25%	5.77%		188.88	100
Forward + 400		40%	10.66	5.00%	4.70%		-85.75	100
Forward Libor Vector*		40%	10.35	6.00%	5.56%		-5.25	100
Severity Stresses								
Forward Libor		70%	10.67	5.00%	8.23%		175.89	100
Prepayment Stresses	**CPR**							
Forward Libor + 200	15%	40%	22.71	6.00%	10.52%		280.85	100
Forward Libor + 400	15%	40%	23.78	3.00%	5.95%		283.41	100
Forward Libor + 200	40%	50%	9.48	6.25%	5.61%		209.37	100
Forward Libor + 400	40%	50%	9.56	5.00%	4.56%		216.49	100
Forward Libor Vector*	40%	50%	9.45	5.75%	5.19%		324.59	100
Forward Libor + 200	50%	70%	7.37	5.25%	5.11%		116.63	100
							Solve for DM	**Assumed Price**
Basis Risk Stress								
Forward Libor + 400	15% FRM 35% ARM	50%	13.43	2.50%	3.78%		-50.15	100

* Forward LIBOR + 100 first 12 months, Forward LIBOR + 200 months 13 - 24, Forward LIBOR + 300 months 25-36, Forward LIBOR + 400 thereafter

Rabo Bank

		Prepay %	M3 WAL	CDR	Cum Loss
40 % Loss Severity	Fwd Libor	75	15.21	11.25	14.36
		100	12.11	12.00	12.41
		135	9.22	13.25	10.72
65 % Loss Severity	Fwd Libor	75	17.52	6.50	15.46
		100	13.81	7.00	13.09
		135	10.25	7.75	11.04
40 % Loss Severity	Fwd Libor + 400 bps after mth 12	75	18.34	5.25	8.00
		100	13.83	6.5	7.57
		135	10.17	8.75	7.56
65 % Loss Severity	Fwd Libor + 400 bps after mth 12	75	19.52	3.00	8.01
		100	15.69	4.00	8.04
		135	10.75	5.00	7.44

M4

WAL	CDR	Cum Loss
15.48	9.50	12.73
12.44	10.00	10.78
9.43	10.75	9.01
18.09	5.75	14.00
14.07	6.00	11.48
10.11	6.25	9.12
18.61	4.00	6.35
14.26	5.00	6.03
10.27	6.50	5.81
20.46	2.75	6.7881
15.26	3.00	6.1784
11.11	4.00	6.05

M5

WAL	CDR	Cum Loss
16.99	8.00	11.72
13.84	8.50	9.69
10.34	9.00	7.74
20.36	5.25	12.98
15.25	5.25	10.22
11.41	5.50	8.12
20.38	3.25	5.29
15.90	4.00	4.95
11.28	5.00	4.58
21.85	2	5.53
17.39	2.5	5.21
11.79	3	4.62

FIXED - Current Mortgage Rate (%)

Current Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	6
5.500 - 5.999	86
6.000 - 6.499	197
6.500 - 6.999	242
7.000 - 7.499	151
7.500 - 7.999	191
8.000 - 8.499	126
8.500 - 8.999	115
9.000 - 9.499	50
9.500 - 9.999	37
10.000 - 10.499	9
10.500 - 10.999	5
11.000 - 11.499	1
12.000 - 12.499	1
12.500 - 12.999	1
13.000 - 13.499	1
Total:	**1,219**

Minimum: 5.250
Maximum: 13.030
Weighted Average: 7.129

ARM - Current Mortgage Rate (%)

Current Mortgage Rate (%)	Number of Mortgage Loans
5.000 - 5.499	24
5.500 - 5.999	116
6.000 - 6.499	234
6.500 - 6.999	439
7.000 - 7.499	463
7.500 - 7.999	553
8.000 - 8.499	426
8.500 - 8.999	291
9.000 - 9.499	126
9.500 - 9.999	54
10.000 - 10.499	20
10.500 - 10.999	14
11.000 - 11.499	3
11.500 - 11.999	6
12.000 - 12.499	4
12.500 - 12.999	2

13.500 - 13.999	1
Total:	**2,776**

Minimum: 5.200
Maximum: 13.650
Weighted Average: 7.436

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2,006,356.69	0.96
21,706,372.88	10.34
43,356,568.51	20.65
45,351,611.90	21.60
24,913,726.14	11.86
30,054,699.02	14.31
16,748,717.22	7.98
14,459,688.98	6.89
5,780,009.31	2.75
3,796,433.10	1.81
1,062,462.53	0.51
377,454.10	0.18
71,923.94	0.03
109,942.12	0.05
83,979.67	0.04
120,345.01	0.06
210,000,291.12	**100.00**

Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5,989,952.26	1.22
27,756,276.68	5.66
52,617,173.08	10.74
88,148,819.54	17.99
85,618,459.29	17.47
95,487,992.12	19.49
62,956,464.73	12.85
41,492,326.58	8.47
16,056,475.00	3.28
6,481,406.82	1.32
2,719,855.34	0.56
2,376,582.67	0.49
329,131.19	0.07
1,016,288.40	0.21
730,828.08	0.15
137,097.67	0.03

84,683.29	0.02
489,999,812.74	**100.00**

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	M2	Fwd + 200	4.50%	15.16%
Cpr - 15	Loss sev - 65	M2	Fwd + 200	4.75%	14.23%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	M2	Fwd + 200	4.75%	15.49%
Cpr - 15	Loss sev - 60	M2	Fwd + 200	5.00%	13.69%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	M1	Fwd + 200	6.75%	20.59%
Cpr - 15	Loss sev - 65	M1	Fwd + 200	7.25%	19.69%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	M1	Fwd + 200	7.25%	19.50%
Cpr - 15	Loss sev - 60	M1	Fwd + 200	7.75%	19.07%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 65	AV2	Fwd + 200	9.25%	25.51%
Cpr - 15	Loss sev - 65	AV2	Fwd + 200	10.00%	24.61%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	Loss sev - 60	AV2	Fwd + 200	10.00%	24.74%
Cpr - 15	Loss sev - 60	AV2	Fwd + 200	11.00%	24.16%

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 65**	**M2**	**Fwd + 200**	6.50%	20.04%
Cpr - 15	**Loss sev - 65**	**M2**	**Fwd + 200**	7.00%	19.19%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 60**	**M2**	**Fwd + 200**	7.00%	19.50%
Cpr - 15	**Loss sev - 60**	**M2**	**Fwd + 200**	7.50%	18.63%

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 65**	**M2**	**Fwd + 200**	6.50%	20.04%
Cpr - 15	**Loss sev - 65**	**M2**	**Fwd + 200**	7.00%	19.19%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 60**	**M2**	**Fwd + 200**	7.00%	19.50%
Cpr - 15	**Loss sev - 60**	**M2**	**Fwd + 200**	7.50%	18.63%

Argent Series 2003-W10

Breakeven Runs

Assumptions:
1) Pricing Speed — Fixed - 100 PPC (Curve provided)
Arm - 100 PPC (Curve provided)
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 100% Advance
6) 35 % loss severity

	Bond	LIBOR	CDR (X mult)	Loss %***
Scen1	MS	Fwd	1.55	8.26%
Scen2	MS	Fwd + 200	1.15	6.51%

Period	Scen1 Excess Spread (bps)***	Scen2 Excess Spread (bps)***
1	-	-
2	516	328
3	504	305
4	503	309
5	492	293
6	494	301
7	475	276
8	463	265
9	464	272
10	434	237
11	435	244
12	415	219
13	387	192
14	404	226
15	361	169
16	360	173
17	336	146
18	335	150
19	311	124
20	300	115
21	299	120
22	275	95
23	299	121
24	341	156
25	346	161
26	376	205
27	322	140
28	325	148
29	310	131
30	342	168
31	315	138
32	303	128
33	305	134
34	278	109
35	289	123
36	299	144
37	316	161
38	356	211
39	294	141
40	300	151
41	277	131
42	307	178
43	278	148
44	267	137
45	273	148
46	246	117
47	254	136
48	241	134
49	249	142
50	277	176
51	228	123
52	235	134
53	209	104
54	228	129
55	199	97
56	189	87
57	197	98
58	168	67
59	177	79
60	147	57

*** Tables used the assumptionsstated above

Argent Series 2003-W10

Breakeven Runs

Assumptions

1) Prepay Speed   Fixed - 100 PPC
                  Arm - 27 CPR

2) Triggers = Failed Triggers

3) Lag = 12 mos

4) Run to Maturity

5) P&I: 100% Advance

6) 40 % loss severity

Bond	LIBOR	CDR***	Loss %***
M5	Fwd	22.75%	19.55%

Period	Excess Spread (bps)***
1.0	403
2.0	515
3.0	503
4.0	501
5.0	490
6.0	492
7.0	473
8.0	461
9.0	461
10.0	431
11.0	432
12.0	412
13.0	383
14.0	398
15.0	352
16.0	347
17.0	319
18.0	314
19.0	290
20.0	279
21.0	281
22.0	257
23.0	284
24.0	327
25.0	336
26.0	369
27.0	335
28.0	321
29.0	308
30.0	344
31.0	318
32.0	307
33.0	314
34.0	287
35.0	303
36.0	319
37.0	343
38.0	306
39.0	326
40.0	336
41.0	315
42.0	353
43.0	327
44.0	318
45.0	329
46.0	303
47.0	317
48.0	309
49.0	324
50.0	354
51.0	310
52.0	323
53.0	300
54.0	329
55.0	302
56.0	295
57.0	309
58.0	236
59.0	253
60.0	224
61.0	252
62.0	312
63.0	242
64.0	259
65.0	235
66.0	260
67.0	234
68.0	230
69.0	249
70.0	222
71.0	243
72.0	226
73.0	222
74.0	287
75.0	215
76.0	235
77.0	210
78.0	238
79.0	212
80.0	209
81.0	229
82.0	203
83.0	224
84.0	195
85.0	217
86.0	204
87.0	212
88.0	233
89.0	209
90.0	233
91.0	208
92.0	207
93.0	228
94.0	203
95.0	227
96.0	211

*** Tables used the assumptions stated above

Argent Series 2003-W10

Breakeven Runs

Assumptions:
1) Pricing Speed Fixed - 15% CPR
Arm - 20% CPR/Year 1; 35% CPR/Year 2; 70% CPR/Year 3; 40% CPR/Year 4+
2) Triggers = Functioning Based on Cumulative Losses
3) Lag = 12 mos
4) Run to Maturity
5) CDR Vector: 0 for 6 mo.; 0 ramping over 40 mo. ? cdr

100 % Severity

Rating	Bond	LIBOR	CDR	Loss %	Price	DM
Baa2	**M5**	**Static**	4.80%	6.29%	100.00%	403.4
Baa2	**M5**	**Fwd**	1.90%	2.73%	100.00%	330.8
Baa2	**M5**	**Fwd+200**	1.80%	2.59%	100.00%	294.1

Deutsche Bank @
Ameriquest
Mortgage
Company
W10
Preliminary
> $400,000.00
165 records
Balance: 75,610,878

1. Current Balance

Current Balance	Total Current Principal Balance	% by Total Current Principal Balance	No. of Loans	% of Number of Loans	Average Current Balance	Weighted Average Original LTV	Back Ratio	FICO Score	% Owner Occupied	% Investor	% Second Home	% Two to Four Family	% Attached PUD	% Condo	% Manufactured Housing	% Detached PUD	% Single Family (Attached)	% Single Family (Detached)
400,000.01 - 425,000.00	19,793,567.84	26.18	48	29.09	412,366.00	83.14	38.54	632.8	95.84	4.16	-	10.44	-	-	-	12.56	-	77.01
425,000.01 - 450,000.00	21,017,081.03	27.80	48	29.09	437,855.85	83.84	38.11	635.9	95.81	4.19	-	18.69	-	-	-	12.42	-	68.89
450,000.01 - 475,000.00	10,165,539.32	13.44	22	13.33	462,069.97	84.70	39.11	629.8	90.89	9.11	-	13.47	4.52	-	-	9.07	-	72.95
475,000.01 - 500,000.00	15,671,386.59	20.73	32	19.39	489,730.83	80.09	38.43	627.2	96.81	-	3.19	25.14	-	3.09	-	9.32	-	62.45
500,000.01 - 525,000.00	2,067,023.38	2.73	4	2.42	516,755.85	84.32	35.46	607.8	100.00	-	-	-	-	-	-	25.10	-	74.90
525,000.01 - 550,000.00	1,073,994.79	1.42	2	1.21	536,997.40	76.40	40.04	649.9	100.00	-	-	-	-	-	-	-	-	100.00
550,000.01 - 575,000.00	1,113,637.09	1.47	2	1.21	556,818.55	80.00	33.51	681.8	100.00	-	-	-	-	-	-	50.24	-	49.76
575,000.01 - 600,000.00	598,062.61	0.79	1	0.61	598,062.61	87.45	23.00	630.0	100.00	-	-	-	-	-	-	-	-	100.00
600,000.01 - 625,000.00	1,218,379.77	1.61	2	1.21	609,189.89	63.71	28.01	681.5	100.00	-	-	-	-	-	-	-	-	100.00
625,000.01 - 650,000.00	649,423.71	0.86	1	0.61	649,423.71	63.73	15.00	675.0	100.00	-	-	-	-	-	-	-	-	100.00
725,000.01 - 750,000.00	2,242,781.83	2.97	3	1.82	747,593.94	74.19	26.32	645.4	100.00	-	-	-	-	-	-	33.42	-	66.58
Total:	75,610,877.96	100.00	165	100.00	458,247.75	82.09	37.48	633.9	95.86	3.48	0.66	14.95	0.61	0.64	-	12.31	-	71.50

Argent Series 2003-W10

Breakeven Runs

Assumptions:
1) Pricing Speed Fixed - 100 PPC (Curve provided)
Arm - 100 PPC (Curve provided)
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 100% Advance
6) 35 % loss severity

	Bond	LIBOR	CDR (X mult)	Loss %***
Scen1	M5	Fwd	1.55	8.26%
Scen2	M5	Fwd + 200	1.15	6.51%

Period	Scen1 Excess Spread (bps)***	Scen2 Excess Spread (bps)***
1	-	-
2	516	328
3	504	305
4	503	309
5	492	293
6	494	301
7	475	276
8	463	265
9	464	272
10	434	237
11	435	244
12	415	219
13	387	192
14	404	226
15	361	169
16	360	173
17	336	146
18	335	150
19	311	124
20	300	115
21	299	120
22	275	95
23	299	121
24	341	156
25	346	161
26	376	205
27	322	140
28	325	148
29	310	131
30	342	168
31	315	138
32	303	128
33	305	134
34	278	109
35	289	123
36	299	144
37	316	161
38	356	211
39	294	141
40	300	151
41	277	131
42	307	178
43	278	148
44	267	137
45	273	148
46	246	117
47	254	136
48	241	134
49	249	142
50	277	176
51	228	123
52	235	134
53	209	104
54	228	129
55	199	97
56	189	87
57	197	98
58	168	67
59	177	79
60	147	57

*** Tables used the assumptionsstated above

Argent Series 2003-W10

Breakeven Runs

Assumptions:
2) Triggers = Failed Triggers
3) Lag = 12 mos
4) Run to Maturity
5) P&I: 0% Advance

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 65**	**M2**	**Fwd + 200**	6.50%	20.04%
Cpr - 15	**Loss sev - 65**	**M2**	**Fwd + 200**	7.00%	19.19%

		Bond	LIBOR	CDR	Loss %
Cpr - 13	**Loss sev - 60**	**M2**	**Fwd + 200**	7.00%	19.50%
Cpr - 15	**Loss sev - 60**	**M2**	**Fwd + 200**	7.50%	18.63%

Rabo Bank

		Prepay %	M2 WAL	CDR	Cum Loss
40 % Loss Severity	**Fwd**	75	10.78	12.75	15.65
	Libor	**100**	8.61	13.75	13.73
		135	6.56	15.50	12.15
65 % Loss Severity	**Fwd**	**75**	12.64	7.25	16.85
	Libor	**100**	9.90	8.00	14.63
		135	7.35	9.00	12.58
40 % Loss Severity	**Fwd**	**75**	13.26	6.50	9.52
	Libor	**100**	10.00	8.25	9.24
	+ 400 bps after mth 12	**135**	7.21	10.75	9.02
65 % Loss Severity	**Fwd**	**75**	14.61	3.75	9.75
	Libor	**100**	10.97	4.75	9.37
	+ 400 bps after mth 12	**135**	7.84	6.25	9.12